

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 22, 2016

James Karrels
Senior Vice President and Chief Financial Officer
Macrogenics Inc.
9704 Medical Center Drive
Rockville, Maryland 20850

> **Re: Macrogenics Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for Quarterly Period Ended September 30, 2016**
> **Filed November 2, 2016**
> **File No. 001-36112**

Dear Mr. Karrels:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015
Notes to Consolidated Financial Statements
Note 9 – Collaboration and Other Arrangements – Janssen Biotech, page F-19

1.   Your collaboration and license agreement with Jannsen for the development and commercialization of MGD011, which was filed as Exhibit 10.25 to your Form 10-K/A for the year ended December 31, 2014, describes your participation on a Joint Steering Committee whose responsibilities appear to extend into the late stage clinical and commercialization phases of development. Please explain to us your consideration of your participation on this committee when identifying the deliverables in your collaboration agreement and how this impacted your determination of the units of account.

Form10-Q for the Quarterly Period Ended September 30, 2016
Notes to Consolidated Financial Statements
Note 5 – Collaboration and Other Agreements – Janssen Biotech

2.   With respect to the Janssen collaboration and license agreement entered into during May of 2016 for the development and commercialization of MGD015, you disclose that the total arrangement consideration was allocated to the license and R&D services using the best estimate of relative selling price method. Please clarify whether your performance obligations related to the R&D services have been fully completed. If not, please explain your basis for recognizing the entire upfront payment of $75 million during the reporting period.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jacob Luxenburg, Staff Accountant, at (202) 551-2339 or Angela Connell, Accounting Branch Chief, at (202) 551-3426 if you have any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

                                Sincerely,

                                /s/ Jim B. Rosenberg

                                Jim B. Rosenberg
                                Senior Assistant Chief Accountant
                                Office of Healthcare and Insurance